September 24, 2025

Graydon Bensler
Chief Executive Officer, Chief Financial Officer and Director
PMGC Holdings Inc.
120 Newport Center Drive, Ste. 249
Newport Beach, CA 92660

        Re: PMGC Holdings Inc.
            Registration Statement on Form S-1
            Filed September 22, 2025
            File No. 333-290428
Dear Graydon Bensler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ross Carmel, Esq.